CANADA SOUTHERN PETROLEUM LTD.

News Release

KOTANEELEE UPDATE AND REVISED PRODUCTION ESTIMATE

CALGARY, Alberta, October 10, 2005 -- Canada Southern Petroleum Ltd. (the “Company”) (NASDAQ: CSPLF; TSX: CSW) announces Kotaneelee production update and revised production estimate.

The Company advises that production from the Kotaneelee I-48 well has declined significantly from an average 7.2 mmcf/d (net sales to the Company of 1.7 mmcf/d) for the month of June 2005 to approximately 720 mcf/d (net sales of 165 mcf/d) on October 2, 2005.  The Company believes that this decline is related to liquid loading and discussions with the operator on potential remediation alternatives are in progress.  There are no assurances that the operator will be able to remediate the decline in production.

Total production from the wells in the Kotaneelee field is currently 18.9 mmcf/d (net sales of 4.3 mmcf/d).  These sales volumes are approximately 40% higher than the field averaged during the first quarter of 2005, with the increase due to the successful drilling of the Kotaneelee L-38 well which came on production in May 2005.  The L-38 well continues to flow steadily at approximately 17 mmcf/d (net sales of 4 mmcf/d) with little or no formation water.  Due to the declines at the I-48 well, and to a lesser degree the B-38 well, the Kotaneelee field as a whole is currently producing volumes that are 29% lower than it averaged during the month of June 2005.

This decline in production will most likely result in a downward revision to the reserves announced on July 27, 2005 for the Kotaneelee area.  At this time, the extent of the revision is unknown.

Due to this development, and barring successful remediation of I-48 or any further production additions prior to year end, our previous estimate for exit 2005 sales rates has been revised downward to approximately 1,000 boe/d.

Other Operations

The recently announced Buick Creek d-60-C/94-A-14 well was drilled to a depth of 1,323 meters and has been cased for potential production.  Two prospective intervals will be completed and tested as soon as completion equipment becomes available.

The seismic reinterpretation at Siphon is ongoing, incorporating the results from the recently drilled 15-5-86-16W6M well, and will determine if the remaining two Siphon wells will be drilled as part of our fall 2005 drilling program.

At Mike/Hazel the Company is in the process of reviewing alternatives for the processing of its gas at nearby facilities.  It is anticipated that the two wells drilled earlier this year will be tied in after freeze up and is expected to come on production in the first quarter of 2006.  Follow-up locations planned for this winter, if successful, would also increase production.

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Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada.  The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada.  The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF,” and on the Toronto Stock Exchange under the symbol “CSW”.  The Company has 14,491,165 shares outstanding.

This document may contain certain forward-looking statements relating, but not limited, to operations, financial performance, business prospects and strategies of the Company.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  These factors include, but are not limited to: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which the Company has interests, particularly the Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.  See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2004 Annual Information Form.  Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive.  We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

For further information contact: John W. A. McDonald, President and Chief Executive Officer, at (403) 269-7741.